SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                     Report for the Month of April, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update










                                 Xenova Group plc

   Xenova demonstrates clear clinical responses in a "prime-boost" Phase IIa clinical trial targeting HPV-associated AGIN


Slough, UK, 14th April 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today announced the results of an open label, physician-sponsored Phase II 'prime-boost' study, targeting the treatment of human papillomavirus
(HPV)-associated ano-genital intraepithelial neoplasia (AGIN). The announcement, made at the British Society for Colposcopy & Cervical Pathology (BSCCP) meeting in Manchester on Saturday 12th April, relates to a study carried out on 29 patients at three centres in the UK. Early results indicate that a prime-boost strategy, using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines, is both safe and well tolerated and has demonstrated clear clinical responses, even in women with long-standing disease.

Human papillomavirus (HPV) is a large family of small DNA viruses associated with a number of conditions ranging from skin warts and genital warts to
cervical cancer.   Infection with high risk types of HPV (such as HPV16 and
HPV18) is strongly associated with ano-genital cancer and its precursor AGIN. These diseases are difficult to treat and have a high recurrence rate.

TA-HPV is an immunotherapeutic vaccine which is being developed for use alongside surgery in the treatment of cervical cancer and for the treatment of high-grade AGIN. TA-CIN is a recombinant fusion protein, designed as a treatment for women with cervical dysplasia. Preclinical studies, conducted by Xenova in conjunction with scientists at Leiden University Medical Centre, The Netherlands, demonstrated that use of TA-CIN together with TA-HPV, resulted in an immune response that was significantly greater than that observed with either product alone. The present trials were designed to evaluate results in women using TA-CIN and TA-HPV in a "prime-boost " combination.

In the reported study, 29 women with stable, non-cervical disease were recruited in three centres: St Mary's Hospital, Manchester; Llandough Hospital, Cardiff; and Addenbrooke's Hospital, Cambridge. Three doses of TA-CIN were given intramuscularly, at four-weekly intervals, followed four weeks later by a single dose of TA-HPV by dermal scarification. Women have been followed up for 12 weeks following completion of the vaccination schedule. Safety, clinical and immunological responses, and viral status were assessed.

Both the individual vaccines (TA-CIN and TA-HPV) and the combination regime, were shown to be safe and well tolerated. Of the 26 patients meeting the entry requirements of the study, 15 (60%) showed evidence of symptomatic improvement. Five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater). One patient had a complete response, confirmed by histological examination and viral clearance, and five (20%) were HPV16 negative at the end of the study. Two women in the study with vaginal intra-epithelial neoplasia both showed a partial response.

Assessment of clinical and immunological response is on-going and additional follow up visits are planned to see whether patients with a partial response go on to a complete response. The responses seen during the initial stages of the immunisation regimen were particularly encouraging, and indicated that further development is warranted.

                                    - ends -


Contacts:

UK:                                               US:

Xenova Group plc                                  Trout Group/BMC Communications

Tel: +44 (0)1753 706600                           Tel: 001 212 477 9007

David A Oxlade, Chief Executive Officer           Press: Brad Miles (Ext 17)
                                                  Lauren Tortorete (Ext 20)

Daniel Abrams, Group Finance Director             Investors: Jonathan Fassberg
                                                  (Ext 16) Lee Stern (Ext 22)

Jon Davies, Corporate Communications


Financial Dynamics

Tel: +44 (0)207 831 3113

David Yates/Ben Atwell



                              Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

TA-HPV is a therapeutic vaccine aimed at inducing a specific immune response to the disease-causing virus, Human papillomavirus, ("HPV"), in patients with cervical cancer. Published data have reported that tumour cells in more than 90 percent of patients with cervical cancer contain DNA from the HPV virus, specifically types 16 and 18. TA-HPV is designed for use in association with the current methods of primary therapy, surgery or radiotherapy, in patients diagnosed at an early stage in the disease progression. While surgery or radiotherapy will remove the tumour mass itself, TA-HPV is intended to stimulate a cytotoxic T cell response to destroy any residual tumour cells containing HPV proteins, thereby preventing or delaying the recurrence of disease and the requirement for further therapy.

TA-CIN is a subunit vaccine based on immunization with specific HPV proteins, designed to generate a strong cellular immune response against HPV-infected cells. The vaccine is being targeted at patients with cervical dysplasia (pre-invasive cervical disease), thus potentially preventing the onset of invasive cervical cancer. The initial product candidate for clinical trials is a genetically engineered fusion of three proteins from HPV 16 known to play a role in the progression of cervical disease.

Preclinical studies, carried out by Xenova in conjunction with scientists at the Leiden University Medical Centre, The Netherlands, have demonstrated that a combination of TA-HPV and TA-CIN results in an immune response that is significantly stronger than that observed with either product alone. Using a ' prime-boost' regimen, the CD8+ T cell response, which is believed to be important in controlling HPV infection, is increased 5-10 fold. The results of this preclinical study were published in the June 1st 2001 issue of the journal 'Vaccine'.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk



For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 14 April 2003